CONFIDENTIAL TREATMENT REQUESTED BY VISHAY PRECISION GROUP, INC.

CONFIDENTIAL

May 6, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Daniel Morris, Special Counsel

Re:	Vishay Precision Group, Inc.
Registration Statement on Form 10
Filed March 26, 2010
File No. 001-34679

Dear Mr. Morris:

We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated April 22, 2010, relating to the above referenced filing of Vishay Precision Group, Inc. (“VPG”). For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Cover Letter to Vishay Intertechnology, Inc. Stockholder

1. Revise the cover page to disclose that:
  holders of fractional shares will receive a cash payment in lieu of fractional shares; and
  holders who sell their shares in the “regular way” after the record date but prior to the distribution date will not receive shares of Vishay Precision Group.
Response: The cover letter has been revised accordingly.

Cover Letter to Vishay Precision Group. Inc. Stockholder

2. Revise to disclose your net income (loss) in 2009.

Response: The cover letter has been revised accordingly.

U.S. Securities and Exchange Commission
May 6, 2010

Our Business, page 1

3. Please revise the summary to describe with greater specificity the operations of Vishay Precision Group. We note that historic references are of less significance to investors than your more recent development. Additionally, please expand your description of the agreements regarding your relationship with Vishay Intertechnology following the spin-off.

In response to the Staff’s comment, VPG has amended the information statement to discuss VPG’s operations, including VPG’s acquisition history, in more specificity on pp. 1—2.

4. Please revise the registration statement to avoid unnecessary repetition. For instance, and without limitation, we note that your disclosure on pages 1-4 is repeated nearly verbatim on pages 78-81.

The information statement has been modified in response to the Staff’s comment.

Summary, page 1
Competitive Strengths, page 2.

5. Please balance this section of your document by providing equally prominent disclosure of weaknesses and challenges that you face. In addition, rather than highlighting only your operating cash flows, you should provide disclosure of your net income (loss) for the past three years.

The information statement has been modified in response to the Staff’s comment.

6. Please tell us your basis for your statements in the first paragraph that you maintain a leading market share and that you are a worldwide leader. Additionally, please provide sources for any other unsubstantiated statements contained in the registration statement.

Although VPG believes that the referenced statements are true, based on published reports as well as internally prepared analyses, VPG has nevertheless removed such statements from the amended information statement.

Summary of the Spin-Off, page 5

7. We note the heading Indebtedness on page 7. Please quantify, to the extent possible, the amount of your anticipated liability under the exchangeable notes due 2012 (sic). Additionally, please balance your disclosure by also discussing the assets of the company.

Response: The amended information statement includes additional disclosure explaining that VPG’s liability under the exchangeable notes due 2102 cannot be determined until ten trading days after the spin-off date and cross referencing the notes to the unaudited pro forma financial statements, which include additional information (see response to comment 30). VPG has also expanded the disclosure to clarify that the notes are unsecured obligations. As an aside, please note that the exchangeable notes mature in 2102 (i.e. in 92 years).

U.S. Securities and Exchange Commission
May 6, 2010

Warrants to be Distributed, page 7

8. Please revise to disclose the new exercise price of the warrants.

Response: The amended registration statement includes additional disclosure explaining that the exercise price will not be determined until after the spin-off based on a formula included in the warrant agreement and described on page 141 of the initial filing. At this time, there are too many undetermined valuables in the formula to accurately estimate the exercise price of the warrants; to the extent that the requisite information is available prior to mailing, VPG will supplement the disclosure in the information statement to include the new exercise price of the warrants.

Who will pay the separation costs? page 12

9. We note your reference to post spin-off separation costs. Please clarify the expected nature of these costs. In addition, please disclose the amount, if known, of the expected costs.

Response: The amended information statement includes disclosure to clarify the discussion of separation costs. In particular, the phrase “relating to the separation” has been omitted, because the prior disclosure referred to new, on-going expenses of VPG as a stand-alone company, such as additional staffing, and other costs of being a public company as described in the unaudited pro forma financial statements. Although these expenses are related to the separation in that they are only necessary because of the separation, they are not the transactional-type costs (for example, investment banking, legal, and auditing fees) that are intended to be the focus of the disclosure.

Risk Factors, page 17

10. Please note that your discussion should fully describe the risk identified in each risk factor heading. Revise accordingly.

The information statement has been modified in response to the Staff’s comment.

We believe that the measures we take to protect our intellectual property ... , page 19

11. We note the final sentence of this risk factor. Expand the risk factor or add a new risk factor to identify, and discuss the risks presented to you by, countries that do not provide adequate intellectual property protection.

The information statement has been modified in response to the Staff’s comment.

U.S. Securities and Exchange Commission
May 6, 2010

Our results are sensitive to raw…, page 21

12. Please identify the materials that are only available from a limited number of sources. In addition, expand this risk factor to discuss the extent to which you have access to alternate vendors who may replace your sensor vendor, if necessary.

The information statement has been modified in response to the Staff’s comment.

Reasons for the Spin-off, page 36

13. If any of the positive factors described in the bullets were considered to be particularly significant to the board in deciding to conduct the spin-off, so state.

Response: The board of directors of Vishay Intertechnology, Inc. (the “Vishay Intertechnology board”) considered the factors listed in the initial filing, among other things, in determining whether to approve the spin-off. The factors listed were deemed to be the most significant matters in deciding to proceed with the spin-off. All of the listed positive factors were viewed as similarly significant in the Vishay Intertechnology board’s ultimate determination.

14. Refer to the last sentence on page 36. Please disclose the basis for your expectation that the spin-off will support favorable market metrics and create value for stockholders.

Response: VPG’s competitors in the markets where VPG sells the bulk of its products include both regional and niche product competitors as well as general industry-wide competitors (see page 85 of the initial filing). While there are no competitors with the same product mix as VPG, publicly traded companies in VPG’s industry (such as Mettler Toledo, Measurement Specialties, MTS Systems Corporation and Sartorius) historically have traded at a higher market multiples than Vishay Intertechnology. The amended information statement includes disclosure regarding the market metrics of other companies in VPG’s industry.

15. We note the negative factors considered by the board as discussed on page 37. Please tell us whether the board considered the risk that the combined trading price of Vishay Intertechnology and Vishay Precision after the spin-off may be lower than the price of Vishay Intertechnology’s stock prior to the spin-off.

Response: The Vishay Intertechnology board considered the risk that the combined trading price of Vishay Intertechnology and VPG after the spin-off may be lower than the price of Vishay Intertechnology’s stock price prior to the spin-off, as described in the last paragraph of the risk factor, “We cannot predict the prices at which our common stock may trade, and the trading prices may fluctuate widely.” on page 30 of the initial filing and VPG has added similar disclosure to page 37 of the amended information statement.

U.S. Securities and Exchange Commission
May 6, 2010

Manner of Effecting the Spin-off, page 38

16. Please briefly discuss the process by which you will assume certain debt obligations in connection with the spin-off.

Response: The amended information statement includes the requested disclosure.

17. Please disclose the treatment of your warrants.

Response: The amended information statement includes the requested disclosure.

Treatment of Fractional Shares, page 39

18. We note your disclosure in the first paragraph that sale of fractional shares “will occur as soon after the date of the spin-off as practicable.” Please clarify whether there is a time limit on selling these shares. Also, disclose whether you will pay interest from the distribution date on the cash obtained from selling the fractional shares.

Response: Although there is no time limit, Vishay Intertechnology anticipates that the shares will be sold within one to two business days, and the disclosure has been modified accordingly. No interest will be paid from the distribution date.

Material U.S. Federal Income…, page 40

19. Please disclose the type of stockholders that you refer to in the fourth paragraph on page 42.

Response: The amended information statement has been revised to clarify the type of stockholders that will be subject to the additional tax return filing obligations described in this paragraph.

Results of the Spin-off, page 42

20. We note the use of the word “and” in the first bullet point on page 43. Please reconcile this with Rule 144.

Response: The amended information statement has been modified accordingly.

21. We note your disclosure in the first paragraph on page 118. Please revise the second-to-last paragraph on page 43 to disclose the interests of the directors and officers.

Response: The amended information statement includes the requested disclosure.

U.S. Securities and Exchange Commission
May 6, 2010

Conditions to the Spin-off, page 44

22. Please disclose the permits, registrations, consents, government approvals, and other consents that are a condition to the spin-off and that you mention in the second and seventh bullet points in this section.

Response: Under the master separation agreement, as is customary, it is a condition to the spin-off that permits, registrations, consents, government approvals, and other consents necessary to consummate the spin-off be obtained, except where the failure to obtain the same would not have a material adverse effect on the ability of the parties to complete the spin-off or on the business, assets, liabilities, condition or results of operations of VPG , Vishay Intertechnology, or its respective subsidiaries, taken as a whole. At this time, other than the rulings from tax authorities discussed on page 44 of the amended information statement, VPG is not aware of any required permits, registrations, consents, government approvals, or other consents, the receipt of which will be a condition to the consummation of the spin-off. The disclosure in the amended registration statement has been revised to reflect the foregoing.

Capitalization, page 46

23. Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response: The amended information statement omits the caption relating to cash and cash equivalents.

Selected Historical Financial Data, page 47

24. Please revise to remove the "unaudited" label beneath the December 31, 2006 and 2005 headings to avoid giving the impression that other selected financial data in the table is audited.

Response: The amended information statement omits the “unaudited” label.

Pro Forma Combined and Condensed Financial Statements, page 50

25. We note that you are making pro forma adjustments to reflect the cash settlement of your net amounts payable to Vishay Intertechnology. Please explain in more detail how the settlement of your net amounts payable to Vishay Intertechnology is probable of occurring, directly attributable to the transaction, factually supportable, and for statements of operations adjustments, expected to have a continuing impact on the company. Discuss if the repayment of the net payables to Vishay Intertechnology are part of the separation agreement. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

Response: The settlement of net amounts payable to Vishay Intertechnology is contractual, pursuant to the master separation and distribution agreement. Absent the spin-off transaction, Vishay Intertechnology would have no reason to compel VPG to repay these amounts at the current time, and accordingly, the repayment is directly attributable to the transaction. The absence of this payable will have a continuing impact on VPG due to reduced interest expense. The amended information statement includes disclosure clarifying that the settlement is pursuant to the separation agreement.

U.S. Securities and Exchange Commission
May 6, 2010

26. We note that your pro forma combined and consolidated financial statements do not give effect to the initial expenses directly attributable to the spin-off because of their non-recurring nature. With a view towards disclosure, please disclose the amount of non-recurring expenses directly attributable to the spin-off that were excluded from the pro forma financial statements.

Response: Substantially all initial expenses have been and will be borne by Vishay Intertechnology. This includes fees for banking, legal, audit, and other services that are transaction costs, as well as special transaction bonuses for certain Vishay Intertechnology executive officers. The only significant non-recurring transaction cost borne by VPG is Mr. Shoshani’s sign-on bonus described in “Executive Compensation – 2010 Compensation from Vishay Precision Group – Employment Terms – Ziv Shoshani – Special Bonuses.” The amended information statement includes disclosure clarifying the allocation of non-recurring transaction costs.

Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements, page 53

27. We note that you provide a brief explanation for each adjustment made related to this transaction. However, the notes do not clearly explain the assumptions involved and the limitations of the pro forma information as required by Article 11-02(b)(6) of Regulation S-X. Please address the following:
  Reference is made to adjustment (a). Please revise to explain how you determined the incremental costs associated with operating as a stand-alone company.
  Reference is made to adjustment (b) and (c). Please revise to explain how you determined the amount of interest income and interest expense to record. Please provide the weighted average interest rates utilized and how it was determined.
Response: The amended information statement includes additional disclosure to address the Staff’s comment.

28. Further to the above, we note that in adjustment (b) you include a pro forma adjustment for commitment fees associated with a revolving credit facility that you plan on entering into upon the completion of the transaction. Please revise to explain why you are making this pro forma adjustment for this revolving credit facility and how this transaction is probable of occurring, directly attributable to the transaction, expected to have a continuing impact on the company, and factually supportable. Refer to the guidance in Rule 11-02(b)(5) of Regulation S-X.

Response: ****

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

U.S. Securities and Exchange Commission
May 6, 2010

29. Reference is made to adjustment (g). With a view toward disclosure, please disclose the gross amount of the Vishay Intertechnology cash contribution upon the closing of the transaction and clarify how you calculated the contribution.

Response: The amended information statement includes disclosure of the gross cash contribution by Vishay Intertechnology. ****

30. Reference is made to adjustment (h). We note that the allocation of the exchangeable notes was based upon Vishay Intertechnology management’s estimates. Please revise your filing to provide management’s significant assumptions and how the significant assumptions were determined.

Response: Management’s estimates were based on an allocation formula using relative trading values of Vishay Intertechnology and VPG common stock. The amended information statement includes the requested disclosure.

31. Reference is made to adjustment (i). We note from page 2 that your common stock and Class B common stock will have a par value of $.10. Please tell us whether you are going to separately break-out par value and the additional paid in capital within your pro forma combined and consolidated balance sheet once the distribution ratio is determined.

Response: Pro forma adjustment (i) will allocate portions of Parent Net Investment to common stock and Class B common stock when the distribution ratio is determined. In the amended information statement and in subsequent amendments until the distribution ratio is determined, all amounts will be classified as additional paid-in capital.

Management’s Discussion and Analysis ..., page 55
Overview, page 55

32. Please clarify the date(s) to which the term "pre-recession" refers.

Response: Pre-recession generally refers to quarterly periods prior to the second quarter of 2008. This has been clarified in the third paragraph of this section.

2008 Activities, page 58

33. Please disclose the name of your partner and your relationship to this entity.

Response: The amended information statement now identifies VPG’s partner as Sanmar Group. Sanmar Group is a major industrial company based in Chennai, India which has no affiliation with Vishay Intertechnology other than its former co-ownership of the joint venture.

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

U.S. Securities and Exchange Commission
May 6, 2010

Cost Management, page 58

34. We note the first paragraph of this section. Please revise, where appropriate, to discuss your efforts to automate your plants and increase capacity. In addition, please reconcile the first paragraph on page 58 with the seventh paragraph on page 59 which appear to suggest that you have limited your capacity.

Response: The discussion in the first paragraph of this section on page 58 of the initial filing represents a long-term strategy, whereas the seventh paragraph on page 59 of the initial filing represents short-term adjustments to match capacity to sellable volume during the deepest part of the recession. The measures described on page 59 of the initial filing were temporary. Production in locations where there were permanent shut-downs was transferred and consolidated into other manufacturing locations. The amended information statement includes clarifying disclosure regarding these temporary measures.

Israeli Government Incentives, page 59

35. Please expand your discussion of the tax incentives and employment programs available to you in Israel.

Response: The Israeli incentive programs have contributed substantially, predominantly in prior years, to VPG’s growth and profitability, which contribution warrants mention in the information statement. The amended information statement includes disclosure describing the historical significance of these incentive programs.

****

Financial Condition, Liquidity, and Capital Resources, page 72

36. We note on page F-73 (sic) that you present a non-GAAP measures entitled "net cash (debt)" or "free cash" on a pro forma basis. Please explain to us how you considered the guidance in Item 10(e)(1)(ii)(d) of Regulation S-K related to the presentation of these non-GAAP measures on a pro forma basis.

Response: Item 10(e)(1)(ii)(d) of Regulation S-K prohibits the presentation of a non-GAAP financial measure on the face of any pro forma financial statement required to be disclosed by Article 11 of Regulation S-X. VPG respectfully submits that it has not disclosed this information on the face of any pro forma financial statement. Rather, the face of the pro forma financial statements included in the information statement include only financial measures prepared in accordance with GAAP. See, e.g., the Pro Forma Combined and Condensed Financial Statements commencing on p. 50. Because the master separation agreement includes provisions to arrive at a target net cash amount at the spin-off date, VPG believes the disclosure of actual and pro forma net cash is meaningful to investors.

VPG respectfully submits that inclusion of the free cash and net cash (debt) non-GAAP financial measures in the manner presented in the MD&A section of the information statement complies with the requirements of Item 10(e) of Reg. S-K.

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

U.S. Securities and Exchange Commission
May 6, 2010

Description of our Business, page 78
Product Segments, page 83

37. We note your description of the products included in your two business segments. It is unclear, based on your disclosure on page 82, what segment your Modules and PhotoStress products fall under. Please clarify.

Response: The amended information statement includes the requested clarifying disclosure.

Qualifications and Specifications, page 83

38. Please identity the approved standards that you are referring to in the third paragraph of this section.

Response: In response to the Staff’s comment, VPG has amended the information statement to identify these standards with more specificity on page 83.

Manufacturing Operations, page 83

39. Regarding the disclosure in the last sentence of the second paragraph of this section, please quantify, if possible, to indicate what part of your manufacturing operations have received ISO 9001 approval.

Response: In response to the Staff’s comment, VPG has amended the information statement to identify the facilities that have received ISO 9001 approval and have disclosed the percentage of manufacturing operations that these facilities represent on page 83.

Research and Development, page 85

40. You disclose in the first sentence of the last paragraph on page 85 that your research and development staff and sales force is linked. Do individuals perform both functions? Please clarify. In addition, please file copies of your sales and distributor agreements.

Response: In response to the Staff’s comment, VPG has amended the information statement to identify clarify the relationship between VPG’s research & development and sales functions on page 85.

With regard to our sales and distributor agreements, like Vishay Intertechnology, we do not have any sales or distributor agreements to which any of our executive officers or directors or their affiliates or family members are parties, or on which we are substantially dependent. In particular, none of our sales or distributor agreements accounts for more than 5% of our total sales. As a result, we believe that our sales and distributor agreements do not constitute material agreements required to be filed as exhibits pursuant to Item 601(b)(10 of Regulation S-K.

U.S. Securities and Exchange Commission
May 6, 2010

Environment, Health and Safety, page 86

41. We note your disclosure in the second paragraph. Please identify the sites subject to the remediation and disclose your obligations.

Response: The amended information statement disclosed that while VPG has general obligations for environmental matters associated with past acquisitions, VPG is not aware of any material unresolved environmental remediation obligations related to its manufacturing sites and that no liabilities are accrued for such matters at December 31, 2009.

42. Refer to the second sentence on page 87. Please disclose, if true, that you are in compliance with applicable laws or clarify why you cannot state so unequivocally.

Response: The amended information statement includes the requested disclosure.

Employees, page 87

43. Please clarify whether the transfer of employees occurred before or after December 31, 2009. If after, please update the number of employees disclosed.

Response: Substantially all VPG employees were employed by the Vishay Intertechnology subsidiaries that comprise VPG. Approximately 20 additional employees who previously worked for other Vishay Intertechnology subsidiaries transferred to VPG effective January 1, 2010. Based on the rounded disclosure of “approximately 1,900 full-time employees,” VPG respectfully submits that the disclosure does not need to be modified.

Management, page 89

44. Given Mr. Shoshani’s position as director, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as director.

Response: Reference is made to page 91 of the initial filing of the information statement, which sets forth Mr. Shoshani’s qualifications, attributes and skills that led to the conclusion that he should serve as a director. The amended information statement has been modified to specifically state that Mr. Shoshani has been a member of the Vishay Intertechnology board since 2001, which represents additional experience that led to the conclusion that he should serve as a director of VPG.

U.S. Securities and Exchange Commission
May 6, 2010

Stockholder recommendations …, page 95

45. Please refer to the last bullet point on page 95. Disclose what other information your bylaws require.

Response: The amended information statement includes the requested disclosure.

46. Regarding your disclosure in the last paragraph of this section, please clarify whether the proposals you refer to can include nomination of directors. In addition, disclose what additional requirements your bylaws impose and, in light of Rule 14a-8 under the Exchange Act, whether proposals can be excluded if they do not comply with the bylaw requirements.

Response: In response to the Staff’s comment, consistent with Rule 14a-8 under the Securities Exchange Act of 1934 (“Exchange Act”) as currently in effect, and with our bylaws, VPG has revised the information statement to clarify that the stockholder proposals to which this paragraph relates do not include nominations of candidates in an election of directors.

47. We note your reference to the “timing requirement” in the last sentence of this section. Please clarify whether a stockholder also needs to comply with the information requirement.

Response: VPG intends to request that a stockholder desiring to have a stockholder proposal included in VPG’s proxy statement and form of proxy under Rule 14a-8 provide the company with the information required under VPG’s bylaws. VPG considers the requested information, which bears on relationship between or among the candidate, the nominating stockholder, and the beneficial owner of the shares, to be material to stockholders in their consideration of a director candidate. Nevertheless, VPG will not exclude a stockholder proposal on the basis of the failure of the stockholder to provide any requested information, to the extent not required under Rule 14a-8. The amended information statement includes disclosure to this effect.

Executive Compensation, page 98
Compensation Discussion and Analysis, page 98

48. Please tell us why you do not include a discussion of Mr. Kieffer’s compensation.

Response: ****

Compensation Philosophy Generally, page_99

49. Please disclose the level of adjusted net income necessary for your executives to earn their bonus.

Response: ****

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

U.S. Securities and Exchange Commission
May 6, 2010

50. You disclose in the last paragraph on page 99 that your elements of compensation do not encourage risk taking. Please describe the process you undertook to reach that conclusion. Refer to Item 402(s) of Regulation S-K.

Response: The amended information statement includes additional disclosure to address the Staff’s comment.

Compensation Components, page 100

51. Please disclose the companies in the peer group that you refer to in the first paragraph of this section. In addition, clarify how you use peer group information. For example, do you benchmark any element or total compensation to the peer group? If so, where did compensation fall in relation to the benchmark?

Response: The peer group identified primarily was used to evaluate the reasonableness of compensation rather than to quantitatively benchmark Vishay Intertechnology’s compensation practices. The amended information statement has been updated to state that the peer group included 47 companies, and that the Committee did not perform a quantitative benchmarking analysis.

Ziv Shoshani, page 101

52. Please clarify how you weigh the factors for determining base salary that you disclose in the third paragraph on page 101.

Response: The amended information statement includes the requested clarifying disclosure.

53. Please disclose why Mr. Shoshani’s base salary was unchanged for 2009. Also, disclose whether his salary increased in 2008 and the amount of the increase.

Response: The amended information statement includes disclosure that Mr. Shoshani’s base salary was unchanged for 2009 because of the unprecedented global recession, consistent with all of the executive officers of Vishay Intertechnology. The amended information statement also discloses that Mr. Shoshani received a base salary increase in each of 2006, 2007, and 2008.

54. You disclose in the penultimate paragraph on page 101 that performance goals are established at the beginning of each calendar year. Please disclose these goals and for each goal indicate whether it was met. Also disclose his “performance score.”

Response: As disclosed in the initial filing, the performance goals are both qualitative and quantitative and reviewed by the Compensation Committee. ****

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

U.S. Securities and Exchange Commission
May 6, 2010

55. While we note that Mr. Shoshani agreed to forego any performance bonus, please clarify whether, based on his performance, he was eligible for a performance bonus.

Response: Mr. Shoshani would have been eligible for a bonus based on the achievement of his individual performance goals. However, because he had foregone his entitlement to a bonus, no calculation of his “performance score” was made to determine the amount of the bonus that he would have received for 2009 had he not foregone his entitlement. The amended information statement includes disclosure to this effect.

56. Refer to the last paragraph of page 103. Please clarify how Mr. Shoshani’s performance bonus is treated through the distribution date.

Response: The amended information statement includes disclosure to clarify that Mr. Shoshani’s performance bonus for 2010 will be based solely on successful completion of the spin-off.

William M. Clancy, page 104

57. Please disclose how Mr. Clancy’s compensation was determined after he began functioning as your principal financial officer on November 1, 2009.

Response: The amended information statement discloses that Mr. Clancy’s compensation was not changed after he began functioning as VPG’s principal financial officer on November 1, 2009.

Historical Compensation Tables, page 105

58. Please tell us your basis for including only one or two named executive officers in your tables. Refer to Regulation S-K Item 402(a)(3).

Response: ****

59. In your compensation table on page 105, please include information for the last three completed fiscal years.

Response: The amended information statement includes the requested information.

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

U.S. Securities and Exchange Commission
May 6, 2010

Grants of Plan Based Awards, page 107

60. Please disclose the threshold, target, and maximum awards that can be earned as a performance bonus.

Response: The disclosure in this table is being made in accordance with Item 402(d)(2)(v) of Regulation S-K. VPG respectfully submits that as no grants were made in 2009 that implicated the disclosure requirements of Item 402(d)(2)(iv) of Regulation S-K, the concepts of threshold, target and maximum awards are inapplicable in this case.

61. Please tell us where in your discussion of Mr. Shoshani's compensation you disclosed the grant of restricted stock units. We note that on the last paragraph of page 101 you disclose that there was no equity-based incentive compensation for 2009.

Response: VPG regrets the omission and has added disclosure in the amended information statement on page 101 to discuss equity-based incentive compensation for which Mr. Shoshani was eligible in 2008, but which could not be granted until certain regulatory filings could be made in Israel.

Employment Terms, page 113

62. Regarding the employment terms that have been agreed to among your executive officers, Vishay Intertechnology and you, please disclose how you determined:
  the amount of base salary;
  the target bonus amount, how difficult it is to achieve the target amount, and why the amounts vary for each executive officer;
  the amount of equity compensation and why the amounts vary for each executive officer; and
  the compensation mix.
Response: The compensation components were determined based upon the recommendations of compensation consultants engaged by the strategic affairs and compensation committees of the Vishay Intertechnology board. These considerations are disclosed on page 112 of the initial filing under the heading “Compensation Consultants.”

Security Ownership of Certain Beneficial Owners, page 118

63. Please note that we may have further comments after you complete the columns in your table.

Response: VPG acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission
May 6, 2010

64. Refer to the table on page 119. Please tell us your basis for not including the put options described on page 147.

Response: There are 6.2 million shares of Vishay Intertechnology common stock underlying the exchangeable notes (the put options described on page 147 of the initial filing), which represent approximately 3.6% of the outstanding common stock of Vishay Intertechnology. Because the distribution of VPG common stock and exchangeable notes is pro rata, VPG believes that the holders of the put options described on page 147 of the initial filing will not, individually or in the aggregate, represent a 5% beneficial holder of any class of VPG voting securities. Accordingly, VPG has not included the put options on the table on page 119 of the amended information statement. Furthermore, VPG is unaware of any beneficial ownership of exchangeable notes by any person who is or who will become, upon the spin-off, a director, executive officer or 5% beneficial holder of VPG’s voting securities, which would need to be included in such person’s reported beneficial ownership of common stock.

65. With regard to the shares held by the entities in your table, please identify the natural persons who directly or indirectly have or share voting or investment power.

Response: The amended information statement has been modified accordingly.

Certain Relationships.... page 121

66. Expand the disclosure to briefly identify terms that may be considered unfavorable to the registrant as a result of the related-party nature of this transaction.

Response: The amended information statement includes the requested disclosures.

67. Regarding the disclosure in the fourth paragraph on page 122, please identify any material security interests in your assets. Also, disclose what alternatives are available if Vishay Intertechnology is unable to obtain a release.

Response: The amended information statement includes the requested disclosures.

Description of Our Capital Stock, page 140

68. Refer to the second sentence in this section. It is inappropriate to suggest that you have not disclosed all material information. Please revise.

Response: The amended information statement has been revised to omit the second sentence in this section.

Common Stock …, page 140

69. Your statement in the last paragraph on page 140 appears to be a legal conclusion that you are not qualified to provide. Please advise or revise.

Response: The amended information statement has been revised to omit this sentence. In this regard, VPG notes that the Exhibit Table and accompanying instructions in Item 601(b)(5) of Regulation S-K do not require the filing of an Exhibit 5 legal opinion with a Form 10 registration statement.

U.S. Securities and Exchange Commission
May 6, 2010

Index to Combined and Consolidated Financial Statements, page F-1
General

70. Please update the financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X.

Response: Future amendments to the information statement, if necessary, will include interim financial data as required by Rule 3-12 of Regulation S-X. Because the amended information statement will be filed within 135 of VPG’s fiscal year-end, VPG believes that no additional financial statements are required by Rule 3-12 of Regulation S-X.

Notes to Combined and Consolidated Financial Statements, page F-8
-Note 1. Basis of Presentation, page F-8
-Basis of Presentation, page F-8

71. We note your disclosures here, on pages F-16 through F-18, on pages F-28 through F-31, and on pages F-33 through F-39 related to your allocations and estimates of certain costs and expenses. Please revise your notes to disclose management’s estimate of what the expenses, other than income taxes and interest, would have been on a stand-alone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity. Alternatively, please explain why you have not provided this information. Refer to the guidance in Question 2 of SAB Topic 1.B.1.

Response: ****

Note 2. Summary of Significant Accounting Policies, page F-9

72. We note on page 18 of this exhibit that you provide a limited warranty to your customers. Please tell us and revise your note to provide the nature of the warranty that you provide to your customers and to provide the disclosure outlined in 460-10-50-8 of the FASB Accounting Standards Codification, to the extent material.

Response: ****

-Revenue Recognition, page F-9

73. We note from page 3 and throughout this exhibit that you sell your products through distributors. Please tell us and revise your note to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributors and if so, tell us how you account for price concessions.

Response: ****

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

U.S. Securities and Exchange Commission
May 6, 2010

Note 3. Related Party Transactions, page F·16

74. We note on page F-17 of this exhibit that you recorded $2.5 million, $1.9 million, and $1.5 million of administrative expenses for fiscal 2009, 2008, and 2007, respectively, associated with transactions that were provided to you by Vishay Intertechnology's operations outside the defined scope of your business. Please tell us and revise your note to clearly explain if these services and charges were based upon administrative service agreements and how you determined the amount of charges to record within your combined and consolidated financial statements. Within your response, please explain what you meant by “outside the defined scope of the business.” Otherwise, please provide the disclosures outlined in Question 2 of SAB Topic 1.B.1 related to these administrative services.

Response: The amounts disclosed for administrative expenses represent historical intercompany relationships based on consistent billing methodologies based on relative usage. Most of these arrangements are not included in formal intercompany agreements, but rather based on methodologies understood among Vishay Intertechnology’s various divisions. Because VPG is currently part of Vishay Intertechnology, “outside the defined scope of the Business” refers to non-VPG portions of Vishay Intertechnology, to distinguish from administrative services provided by other VPG entities, which are eliminated in consolidation. See also response to Comment 71.

Note 8. Indebtedness. page F-31

75. We note on page 7 and throughout the filing that you are going to assume a portion of Vishay Intertechnology’s exchangeable notes due in 2012 (sic). Please tell us and revise your note to clearly explain if your assets secure these exchangeable notes and how you considered the guidance in SAB Topic 5J to reflect these notes within your historical financial statements. We may have further comment upon your response.

Response: ****

Note 12 Commitments, Contingencies, and Concentrations, page F-42

76. We note from page 18 and throughout the exhibit that you have indemnification obligations for your customers. Please revise to clarify the nature of these obligations and if you have accrued any amounts relating to these indemnification obligations. Discuss how you have considered the guidance in Topic 460-10 of the FASB Accounting Standards Codification in your accounting for the indemnification.

Response: Please see response to comment 72 above, which describes VPG’s assessment that warranty obligations are not material.

Portions of this letter were omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission pursuant to Rule 83 of the Commission's Rules of Practice. Such portions are marked by a series of asterisks.

U.S. Securities and Exchange Commission
May 6, 2010

Signatures

77. We note that your Form 10 is signed by a designee. Please tell us why it has not been signed by an actual officer rather than a designee and the basis for your belief that the Form 10 has been validly executed.

Response: Messrs. Shoshani and Clancy are executive officers of VPG duly authorized to sign on behalf of VPG. Mr. Shoshani is currently the President and Mr. Clancy is currently the Secretary of VPG, in accordance with the incorporation documents filed with the state of Delaware. The signature blocks in the amended information statement now refer to Messrs. Shoshani and Clancy as the Chief Executive Officer-designate and Chief Financial Officer-designate, respectively, to clarify that while they have been named to these new officer positions, they have not yet been installed in those offices. Installation will take place concurrent with successful completion of the spin-off. The information statement confirms that these officers are signing in their capacities as the principal executive officer and as the principal financial officer of VPG, respectively.

Exhibits

78. Please file complete copies of your exhibits. We note, for example, the references to:
  Annex A, schedules, and exhibits in exhibit 10.1;
  Schedules in exhibit 10.4;
  A schedule in exhibit 10.5;
  Exhibit A in exhibits 10.6 and 10.7; and
  Schedule A in exhibit 10.8.
In response to the Staff’s request, VPG has filed the following documents as exhibits to the amended registration statement: (i) an amended Form of Master Separation Agreement, including all Schedules, as Exhibit 10.1 to the amended registration statement (note that all material exhibits to the Master Separation Agreement are filed as separately numbered exhibits to the amended registration statement); (ii) an amended Form of Employee Matters Agreement, which does not call for any schedules or exhibits to be attached, as Exhibit 10.4 to the amended registration statement; (iii) an amended Form of Transition Services Agreement, including all schedules and exhibits thereto, as Exhibit 10.5 to the amended registration statement; and (iv) an amended Form of Secondment Agreement, including all schedules and exhibits thereto, as Exhibit 10.7 to the amended registration statement. VPG will refile the Master Separation Agreement with Annex A once that Annex is finalized.

U.S. Securities and Exchange Commission
May 6, 2010

In addition, in substitution of the generic form of Supply Agreement previously filed as Exhibit 10.6 to the initial filing, VPG has filed three customized Forms of Supply Agreements between certain VPG subsidiaries and certain Vishay Intertechnology subsidiaries, including all schedules and exhibits thereto, as Exhibits 10.6, 10.14 and 10.15 to the amended registration statement. VPG has also filed an amended Form of Patent License Agreement, including all schedules and exhibits thereto, as Exhibit 10.8 to the amended registration statement. Note that VPG is seeking confidential treatment under Rule 24b-2 under the Exchange Act for certain product and pricing information in the exhibits to the Supply Agreements and the Patent License Agreement.

79. Please file copies of all your material agreements, including the reverse transition agreement you mention in the first paragraph on page 135.

The reverse transition services agreement is expected to have aggregate fees of less than $200,000. VPG respectfully submits that such a de minimis amount does not warrant filing as a material agreement, and that the reference on page 135 of the initial filing is adequate disclosure.

* * * * *

Additionally, VPG makes the following representations:
  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy

William M. Clancy
Corporate Secretary and Chief Financial Officer
designate, Vishay Precision Group, Inc.